

SEC 05044822 IISSION



BB 12/28

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investments FOR You, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 North Maple Street, Suite A
(No. and Street)

Marysville (City) Ohio (State) 43040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Max C. Bingman, President (937) 644-1661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners LLC
(Name – *if individual, state last, first, middle name*)

500 South Front Street, Suite 700 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Max C. Bingman, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Investments For You, as

of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



SUSAN L. LYKINS, NOTARY PUBLIC
State of Ohio
My Commission Expires 11/20/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS FOR YOU, INC.


SEC MAIL
RECEIVED
PROCESSING
NOV 28 2005
WASH, D.C.
213
SECTION

Financial Statements

September 30, 2005 and 2004

INVESTMENTS FOR YOU, INC.

CONTENTS

GBQ Partners
Certified Public Accountants and Consultants

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Independent Auditors' Report

We have audited the accompanying balance sheets of Investments For You, Inc. as of September 30, 2005 and 2004, and the related statements of income, retained earnings and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments For You, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLC

Columbus, Ohio
October 19, 2005

INVESTMENTS FOR YOU, INC.

BALANCE SHEETS
As of September 30, 2005 and 2004

ASSETS

	2005	2004
Current Assets		
Cash	$8,573.78	$9,236.72
Commissions Receivable	54,565.08	42,491.61
Prepaid NASD Fees	336.50	306.50
Total Current Assets	$63,475.36	$52,034.83
Fixed Assets		
Furniture, Fixtures, & Equipment	$2,325.19	$2,325.19
Less: Accumulated Depreciation	(2,325.19)	(2,325.19)
Total Fixed Assets	$0.00	$0.00
TOTAL ASSETS	$63,475.36	$52,034.83

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current Liabilities		
Accounts Payable	$0.00	$300.00
Commissions Payable	49,681.12	37,947.54
Federal Income Taxes - Current	0.00	0.00
City Income Taxes - Current	0.00	0.00
Total Current Liablilities	$49,681.12	$38,247.54
Total Liabilities	$49,681.12	$38,247.54
Stockholder's Equity		
Common Stock (Note 2)	$500.00	$500.00
Additional Paid in Capital	3,000.00	3,000.00
Retained Earnings	10,294.24	10,287.29
	13,794.24	13,787.29
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$63,475.36	$52,034.83

The accompanying notes are an integral part of these financial statements.

INVESTMENTS FOR YOU, INC.

INCOME STATEMENTS

For the years ending September 30, 2005 and 2004

	2005	2004
REVENUE		
Commissions income	$478,801.45	$447,729.28
Total Revenue	$478,801.45	$447,729.28
COST OF SALES		
Commissions	$425,179.12	$398,750.65
Shipping Charges	$0.00	$0.00
Sales Meetings Expenses	$8,340.61	$10,846.78
Total Cost of Sales	$433,519.73	$409,597.43
GROSS MARGIN	$45,281.72	$38,131.85
EXPENSES		
Bonding	683.00	683.00
Postage	2,652.40	31.10
Broker/Dealer Licenses	2,869.00	2,867.00
Bank Service Charges	30.00	35.00
Travel	2,345.00	3,030.00
Management Fees	29,382.78	26,625.70
Legal & Professional Fees	3,544.06	3,302.57
Supplies	3,765.72	1,644.02
State Franchise Tax	72.00	57.00
City Income Tax	0.00	0.00
Total Expenses	$45,343.96	$38,275.39
INCOME(LOSS) FROM OPERATIONS	($62.24)	($143.54)
OTHER INCOME		
Dividend Income	$5.06	$0.89
Interest Income	64.13	142.70
Total Other Income	$69.19	$143.59
NET INCOME(LOSS) BEFORE FEDERAL INCOME TAX	$6.95	$0.05
FEDERAL INCOME TAX - CURRENT	$0.00	$0.00
Total Income Tax	$0.00	$0.00
NET INCOME(LOSS)	$6.95	$0.05
BASIC AND DILUTED EARNINGS(LOSS) PER SHARE	$0.14	$0.00

The accompanying notes are an integral part of these financial statements.

INVESTMENTS FOR YOU, INC.

STATEMENTS OF RETAINED EARNINGS
For the years ending September 30, 2005 and 2004

	September 30, 2005	September 30, 2004
Retained Earnings at Beginning of Period	$10,287.29	$10,287.24
Add: Net Income(Loss)	6.95	0.05
Retained Earnings at End of Period	$10,294.24	$10,287.29

The accompanying notes are an
integral part of these financial statements.

INVESTMENTS FOR YOU, INC.

STATEMENTS OF CASH FLOWS
For the years ending September 30, 2005 and 2004

	September 30, 2005	September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME(LOSS)	$6.95	$0.05
(Increase) decrease in:		
Commissions Receivable	(12,073.47)	(27,367.85)
Prepaid NASD Fees	(30.00)	(135.00)
Increase (Decrease) in:		
Accounts Payable	(300.00)	0.00
Commissions Payable	11,733.58	8,552.46
Federal Income Tax - Current	0.00	(7.00)
City Income Tax - Current	0.00	0.00
NET CASH PROVIDED BY(USED IN) OPERATING ACTIVITIES	($662.94)	($18,957.34)
CASH AT BEGINNING OF PERIOD	9,236.72	28,194.06
CASH AT END OF PERIOD	$8,573.78	$9,236.72

SUPPLEMENTAL DISCLOSURES
Company considers all cash and cash equivalents maturing in less than three months to be cash. Cash paid for income taxes was as follows:

	September 30, 2005	September 30, 2004
Income Taxes Paid	$72.00	$64.00

The accompanying notes are an integral part of these financial statements.

INVESTMENTS FOR YOU, INC.

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is in the securities business selling shares of stock in investment companies, commonly referred to as mutual funds, and variable annuities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and the State of Ohio Division of Securities.

The Company was established October 1, 1991 with a fiscal year end of September 30. The Company was approved by the National Association of Securities Dealers, Inc. on April 1, 1992 to conduct securites transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the Unitied States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company receives commissions from the sale of securities. Commission revenue is recognized when the sale of the security is consumated. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended September 30, 2005 and 2004 due to management's belief that all amounts are collectible.

Furniture, fixtures and equipment are stated at cost. Depreciation is calculated under the straight-line method over five years. Repairs, which do not extend the life of equipment, are expensed when incurred.

Advertising costs are expensed in the period in which the costs are incurred..

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company is located in office space with the President's other business. The Company is obligated to pay 6% of gross commissions in the form of a management fee. This management fee will cover, but is not limited to, managing and maintaining all books and records of the Company, rent, telephones and secretarial support. The management fee expense for September 30, 2005 and 2004 was $29,383 and $26,626, respectively.

NOTE 2 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 50 shares issued and outstanding.

NOTE 3 - INCOME TAXES

The provision for Federal income taxes consists of the following:

	Year ending September 30 2005	2004
Current	$ -0-	$ -0-

Following is a reconciliation between book income and taxable income:

	Year ending September 30 2005	2004
Net income(loss) before Federal income taxes (Rounded)	$ -0-	$ -0-
Dividends received deduction (70% Exclusion)	-0-	-0-
Net Operating Loss Carryforward	-0-	-0-
Taxable income(loss)	$ -0-	$ -0-
Tax Liability (15%)	$ -0-	$ -0-

SUPPLEMENTAL INFORMATION

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL
As of September 30, 2005 and 2004

	September 30, 2005	September 30, 2004
Total ownership equity qualified for net capital	$13,794.24	$13,787.29
Increase (Decrease) Non-allowable assets	(336.50)	(306.50)
Haircuts on securities	(10.24)	(5.14)
Audited Net Capital	$13,447.50	$13,475.65
Unaudited Net Capital per Focus Report	13,447.50	13,475.65
Difference	($0.00)	($0.00)

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of September 30, 2005 and 2004

	September 30, 2005	September 30, 2004
Total Assets	$63,475.36	$52,034.83
Total Liabilities (exclusive of subordinated debt)	(49,681.12)	(38,247.54)
Net Worth	13,794.24	13,787.29
Increase (Decrease) Non-allowable assets	(336.50)	(306.50)
Haircuts on securities	(10.24)	(5.14)
Audited Net Capital	$13,447.50	$13,475.65
Unaudited Net Capital per Focus Report	13,447.50	13,475.65
Difference	($0.00)	($0.00)

GBQ Partners
Certified Public Accountants and Consultants

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Independent Auditors' Report on Internal Control

In planning and performing our audit of the basic financial statements and supplemental information of Investments For You, Inc., for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealer, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SBD Pate LLC

Columbus, Ohio
October 19, 2005